UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE13G Under the Securities Exchange Act of 1934 (Amendment No. 02 )*

HDFC Bank Limited (Name of Issuer)
Equity Shares (Title of Class of Securities)
40415F101 (1) (CUSIP Number)
December 31, 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 40415F101 (1)

1.	Name of Reporting Person. Indocean Financial Holding Limited I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,982,752

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,982,752

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,982,752

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person OO
(1) The Issuer's equity shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADS), each ADS representing 3 equity shares. The CUSIP Number is for ADSs only.
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INTRODUCTION

This statement on Schedule 13G hereby amends the Schedule 13G filed on February 14, 2002 (the "Original 13G") by Indocean Financial Holding Limited (the "Reporting Person"), as amended by Amendment No. 1 to the Original 13G filed on March 25, 2003 with respect to the beneficial ownership of equity shares, par value INR 10 (the "Equity Shares"), of HDFC Bank Limited, a company organized under the laws of India.

The Items of the Original 13G, as amended, set forth below are hereby amended and supplemented as follows:

Item 2.
(a)	Name of Person Filing Indocean Financial Holding Limited

Item 4.	Ownership.
(a)	Amount beneficially owned: 3,982,752
(b)	Percent of class: 1.4%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,982,752
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 3,982,752
(iv) Shared power to dispose or to direct the disposition of

In addition to the Equity Shares beneficially owned by the Reporting Person, as disclosed above, the Reporting Person may be deemed to have shared power to (i) vote, or direct the vote, and (ii) dispose, or direct the disposition of, Equity Shares beneficially owned by The India Private Equity Fund ("IPEF") as a consequence of a Sponsors Agreement (more fully described below). Any disclosure made herein with respect to shareholdings of IPEF are made upon information and belief.

The Reporting Person and IPEF entered into a Sponsors Agreement, dated as of April 28, 1999, wherein the parties (the "Sponsors") set forth certain reciprocal rights and obligations in connection with their acquisition and ownership of Equity Shares. In particular, the Sponsors Agreement (i) grants to each Sponsor tag along rights in connection with the proposed transfer of Equity Shares by the other Sponsor, other than transfers to affiliates or the Overseas Private Investment Corporation (OPIC); (ii) delineates the Sponsors’ respective rights and obligations with respect to the right of first negotiation that each Sponsor granted to The Chase Manhattan Bank in connection with any proposed sale of Equity Shares; (iii) provides for cooperation between the Sponsors in respect of any application for government or regulatory approvals that may be required for the purchase or sale of Equity Shares; and (iv) sets forth the agreement of the Sponsors that (x) if the Sponsors are entitled to appoint two directors, each Sponsor shall appoint one director, (y) if the Sponsors are entitled to appoint only one director, then the Sponsor owning the most Equity Shares shall appoint that director and (z) each Sponsor’s appointed director shall consult with and inform the designated representative of the other Sponsor with respect to board actions.

As a result of the Sponsors Agreement, the Reporting Person and IPEF may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person and IPEF constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Reporting Person disclaims beneficial ownership of any Equity Shares beneficially owned by IPEF pursuant to Rule 13d-4 of the Act, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2004
INDOCEAN FINANCIAL HOLDING LIMITED
By:	/s/ Daniel R. Mintz Daniel R. Mintz
Title:	Director

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